SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Saba Software, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

784932600
(CUSIP Number)

Mr. Charles Frumberg
Emancipation Capital
825 Third Avenue
New York, New York 10022
(212) 605-0661
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2013
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784932600	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Emancipation Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,946,402 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,946,402 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,946,402 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 784932600	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Emancipation Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,365,867 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,365,867 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,365,867 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 784932600	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Emancipation Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 580,535 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 580,535 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 580,535 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 784932600	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Emancipation Capital SPV III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,365,867 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,365,867 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,365,867 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 784932600	SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS Charles Frumberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,946,402 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,946,402 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,946,402 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 784932600	SCHEDULE 13D	Page 7 of 11 Pages

Item 1.	SECURITY AND ISSUER.

This statement relates to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Saba Software, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 2400 Bridge Parkway, Redwood Shores, California 94065-1166.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by:

(i) Emancipation Management LLC, a New York limited liability company ("Emancipation Management"), which serves as the investment manager of Emancipation Master Ltd. and Emancipation Capital SPV (each as defined below), with respect to the shares of Common Stock directly held by Emancipation Master Ltd. and Emancipation Capital SPV;

(ii) Emancipation Capital LLC, a Delaware limited liability company ("Emancipation Capital LLC"), which serves as the managing member of Emancipation Capital SPV, with respect to the shares of Common Stock directly held by Emancipation Capital SPV;

(iii) Emancipation Capital Master, Ltd., a Cayman islands exempted company ("Emancipation Master Ltd."), with respect to the shares of Common Stock directly held by it;

(iv) Emancipation Capital SPV III LLC, a Delaware limited liability company ("Emancipation Capital SPV"), with respect to the shares of Common Stock directly held by it; and

(v) Mr. Charles Frumberg ("Mr. Frumberg"), who serves as the managing member of Emancipation Management and Emancipation Capital LLC, with respect to the shares of Common Stock directly held by Emancipation Master Ltd. and Emancipation Capital SPV.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person's management and control.

(b) The principal business address of each of the Reporting Persons is 825 Third Avenue, New York, NY 10022.

(c) The principal business of Emancipation Capital, Emancipation Capital LLC, Emancipation Master Ltd. and Emancipation Capital SPV is investing in securities. Mr. Frumberg serves as managing member of Emancipation Management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or

CUSIP No. 784932600	SCHEDULE 13D	Page 8 of 11 Pages

prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Emancipation Management is a New York limited liability company. Each of Emancipation Capital LLC and Emancipation Capital SPV is a Delaware limited liability company. Emancipation Master Ltd. is a Cayman Islands exempted company. Mr. Frumberg is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As of April 22, 2013 (i) the Reporting Persons used a total of $2,306,234.28 in the aggregate to acquire the shares of Common Stock held by Emancipation Master Ltd. reported in this Schedule 13D and (ii) Emancipation Capital SPV issued membership interests to certain of its investors in consideration of the initial contribution of shares of Common Stock held by Emancipation Capital SPV at a purchase price of $8.33 per share. The shares of Common Stock beneficially owned by Emancipation Master Ltd. were acquired with investment funds in accounts under management.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired their shares for investment in the ordinary course of business. However, the Reporting Persons believe that the Issuer should now consider appropriate strategic alternatives with a view to maximizing shareholder value.

In the ordinary course of their investment business, from time to time, representatives of the Reporting Persons engage in discussions with the management and boards of companies in which they have invested concerning the business and operations of such companies and potential approaches to maximizing shareholder value. The Reporting Persons intend to continue to seek to engage in such discussions with the Issuer and may do so with other holders of the Issuer's securities and/or other third parties as well.

Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities"), disposing of any or all of their Securities, engaging in any hedging or similar transactions with respect to the Securities, and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

CUSIP No. 784932600	SCHEDULE 13D	Page 9 of 11 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 29,785,662 shares of Common Stock outstanding as of December 31, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 6, 2012.

(b) Information concerning the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition is set forth in Items 7 through 10 of the cover pages to this Schedule 13D for each such Reporting Person and is incorporated herein by reference for each such Reporting Person.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in the table below. As of the date of this Schedule 13D, Emancipation Master Ltd. and Emancipation Capital SPV are the only Reporting Persons and the only entities or individuals that directly own Common Stock. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Emancipation Master Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*
02/21/2013	10,000	8.35
03/01/2013	11,300	7.99
03/06/2013	17,103	8.84
04/05/2013	50,000	7.65
04/08/2013	25,000	6.61
04/08/2013	20,000	6.43
04/10/2013	25,000	7.57
04/11/2013	20,000	7.70
04/11/2013	10,000	7.85
04/11/2013	5,500	7.90
04/15/2013	50,000	8.24

* Excluding commissions.

Emancipation Capital SPV

On April 12, 2013, Emancipation Capital SPV received an initial contribution of an aggregate of 1,365,867 shares of Common Stock to at a price per share of $8.33 in exchange for the issuance of membership interests.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

(e) Not applicable.

CUSIP No. 784932600	SCHEDULE 13D	Page 10 of 11 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 and is incorporated by reference herein.

Other than the joint filing agreement filed as an exhibit hereto, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any persons with respect to securities of the Issuer, including, but not limited to, transfer of voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Joint Filing Agreement, dated April 22, 2013.

CUSIP No. 784932600	SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 22, 2013

Emancipation Management LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Emancipation Capital LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Emancipation Capital Master, Ltd.

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Director

Emancipation Capital SPV III LLC

By:	Emancipation Capital LLC, its managing member

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

/s/ Charles Frumberg
Charles Frumberg

EXHIBIT 1

Joint Filing Agreement, dated April 22, 2013

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: April 22, 2013

Emancipation Management LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Emancipation Capital LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Emancipation Capital Master, Ltd.

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Director

Emancipation Capital SPV III LLC

By:	Emancipation Capital LLC, its managing member

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

/s/ Charles Frumberg
Charles Frumberg